UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Swift Energy Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

870738101
(CUSIP Number)

VADIM PERELMAN
BAKER STREET CAPITAL MANAGEMENT, LLC
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 870738101

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,381,336
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,381,336
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,381,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 870738101

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,381,336
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,381,336
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,381,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 870738101

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,381,336
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,381,336
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,381,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 870738101

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,381,336
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,381,336
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,381,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 870738101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Swift Energy Company, a Texas corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 16825 Northchase Drive, Suite 400, Houston, Texas 77060.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baker Street Capital GP, LLC, a Delaware limited liability company (“Baker Street Capital GP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), and Vadim Perelman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Baker Street Capital GP is the general partner of BSC LP. Baker Street Capital Management is the investment manager of BSC LP.  Mr. Perelman is the managing member of each of Baker Street Capital GP and Baker Street Capital Management.  By virtue of these relationships, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to beneficially own the Shares owned directly by BSC LP.

(b)           The principal business address of each Reporting Person is 12400 Wilshire Blvd, Suite 940, Los Angeles, CA 90025.

(c)           The principal business of BSC LP is investing in securities.  The principal business of Baker Street Capital GP is serving as the general partner of BSC LP. The principal business of Baker Street Capital Management is serving as the investment manager of BSC LP. The principal occupation of Mr. Perelman is acting as the managing member of each of Baker Street Capital GP and Baker Street Capital Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Perelman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BSC LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 4,381,336 Shares owned by BSC LP is approximately $41,334,794, including brokerage commissions.

CUSIP NO. 870738101

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons continue to believe that the Shares trade at a material discount to the intrinsic value of the Issuer’s assets. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 16, 2014, Baker Street Capital Management and its affiliates (“Baker Street”) delivered a letter to the Issuer’s Board of Directors (the “Board”). In the letter, Baker Street expressed its extreme dissatisfaction with the Issuer’s continued underperformance and the Board’s apparent willingness to allow the destruction of shareholder value to persist without proper accountability. In explaining the Issuer’s mismanagement, Baker Street highlighted the Issuer’s (i) poor capital allocation, including imprudent and excessive borrowing to fund an inefficient capital expenditure program, (ii) numerous operational flaws, execution failures and cost inefficiencies, (iii) poor corporate governance, and (iv) overall loss of credibility in the market, as evidenced by the Issuer trading at approximately 1/3 of its tangible book value and a significant discount to its PV-10 value.

As discussed in more detail in the letter, Baker Street continued by suggesting that the Issuer immediately (i) add at least three shareholder representatives to the Board, (ii) cease all acreage acquisitions until the Issuer’s financial position and operational performance have been effectively addressed and evaluate low risk strategies to improve shareholder value, and (iii) thoughtfully evaluate strategic alternatives. Baker Street concluded the letter by expressing its desire for a thoughtful and productive engagement with the Issuer’s Board and management, but resolved to take the necessary steps to protect its investment should Baker Street perceive that the Board is not addressing these important matters in a timely fashion. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,846,281 Shares outstanding as of July 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 1, 2014.

CUSIP NO. 870738101

As of the close of business on October 15, 2014, BSC LP beneficially owned 4,381,336 Shares, constituting approximately 9.99% of the Shares outstanding. As the general partner of BSC LP, Baker Street Capital GP may be deemed to beneficially own the 4,381,336 Shares owned by BSC LP, constituting approximately 9.99% of the Shares outstanding. As the investment manager of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 4,381,336 Shares owned by BSC LP, constituting approximately 9.99% of the Shares outstanding. As the managing member of each of Baker Street Capital GP and Baker Street Capital Management, Mr. Perelman may be deemed to beneficially own the 4,381,336 Shares owned by BSC LP, constituting approximately 9.99% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with BSC LP, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly owned by BSC LP.

(c)           Schedule A annexed hereto lists all transaction in the Shares during the past sixty days by the Reporting Persons.  All such transactions were effected in the open market except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 16, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board, dated October 16, 2014.

99.2	Joint Filing Agreement by and among Baker Street Capital L.P., Baker Street Capital GP, LLC, Baker Street Capital Management, LLC and Vadim Perelman, dated October 16, 2014.

CUSIP NO. 870738101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2014	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. 870738101

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BAKER STREET CAPITAL L.P.

46,090	11.1535	08/21/2014
42,476	11.1771	08/22/2014
173,689	11.1801	08/25/2014
102,487	11.1801	09/02/2014
59,396	11.1799	09/03/2014
596,444	10.9905	09/04/2014
301,777	10.7012	09/05/2014
132,546	10.4690	09/08/2014
113,015	10.2960	09/09/2014
143,640	10.4089	09/10/2014
75,051	10.4783	09/11/2014
490,960	8.6284	10/06/2014
180,000	8.4911	10/07/2014
608,063	7.9708	10/08/2014
180,000	7.9992	10/09/2014
180,000	7.8519	10/10/2014
180,000	7.2128	10/13/2014
180,000	7.1632	10/14/2014
190,000	7.3253	10/15/2014